Exhibit 8.1

List of Significant Subsidiaries

Name	Jurisdiction of incorporation	Relationship with the registrant
NQ International Limited	Hong Kong	Wholly owned subsidiary

NQ Mobile (Beijing) Co., Ltd.	PRC	Subsidiary wholly owned by NQ International Limited

NQ (Beijing) Co., Ltd.	PRC	Subsidiary wholly owned by NQ International Limited

Beijing NQ Mobile Co., Ltd.	PRC	Subsidiary wholly owned by NQ International Limited

Beijing NQ Technology Co., Ltd.	PRC	Variable interest entity

Xinjiang NQ Mobile Venture Capital Investment Co., Ltd.	PRC	Subsidiary wholly owned by Beijing NQ Technology Co., Ltd.